SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.     )*

Carpenter Technology Corporation

(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

144285 10 3

(CUSIP Number)

Thomas O. Hicks Hicks Holdings LLC 100 Crescent Court, Suite 1200 Dallas, Texas 75201 (214) 615-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 144285 10 3	Schedule 13D

1.	NAMES OF REPORTING PERSONS Thomas O. Hicks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,516,647
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,516,647
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,647
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 144285 10 3	Schedule 13D

1.	NAMES OF REPORTING PERSONS HHEP-Latrobe GP, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,516,647
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,516,647
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,647
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 144285 10 3	Schedule 13D

1.	NAMES OF REPORTING PERSONS HHEP-Latrobe GP, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,516,647
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,516,647
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,647
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 144285 10 3	Schedule 13D

1.	NAMES OF REPORTING PERSONS HEP Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,516,647
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,516,647
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,647
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 144285 10 3	Schedule 13D

1.	NAMES OF REPORTING PERSONS HHEP-Latrobe, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,516,647
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,516,647
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,516,647
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 6.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.	Security and Issuer.

The title and class of securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $5.00 per share (the “Common Stock”), of Carpenter Technology Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 14662, Reading, Pennsylvania 19612. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Thomas O. Hicks, HHEP-Latrobe GP, L.L.C., a Delaware limited liability company (“Latrobe GP”), HHEP-Latrobe GP, L.P., a Delaware limited partnership (“Latrobe LP”), HEP Partners LLC, a Delaware limited liability company (“HEP Partners”), and HHEP-Latrobe, L.P., a Delaware limited partnership (“HHEP-Latrobe”). The individual and entities referenced in this paragraph are occasionally referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Hicks is the sole member of Latrobe GP, which is the sole general partner of Latrobe LP, which is the sole general partner of HHEP-Latrobe. Latrobe LP, as sole general partner of HHEP-Latrobe, has delegated to HEP Partners, subject Latrobe LP’s supervision, the authority to control the investment and trading activities of HHEP-Latrobe as investment manager. Mr. Hicks is also the manager of HEP Partners. Each of Mr. Hicks, Latrobe GP, Latrobe LP and HEP Partners may be deemed to beneficially own all securities held by HHEP-Latrobe.

The address of the principal business office of each of the Reporting Persons is c/o Hicks Holdings LLC, 100 Crescent Court, Suite 1200, Dallas, Texas 75201. The principal business of Mr. Hicks is to manage Latrobe GP, Latrobe LP, HEP Partners, HHEP-Latrobe and other affiliated entities with similar businesses as the President and Chief Executive Officer of Hicks Holdings LLC. Hicks Holdings LLC, together with Latrobe GP, Latrobe LP, HEP Partners, HHEP-Latrobe and their affiliated entities, is a middle market focused private equity firm.

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Hicks is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

This Schedule 13D is being filed as the result of the ultimate acquisition of the Issuer’s Common Stock by HHEP-Latrobe in exchange for securities of Latrobe Specialty Metals, Inc., a Delaware corporation (“Latrobe Metals”), previously held by Toolrock Investments, LLC, a Delaware limited liability company (“Toolrock”), pursuant to the merger (the “Merger”) of a wholly owned subsidiary of the Issuer into Latrobe Metals on February 29, 2012 (the “Closing Date”). As a result of the Merger, Latrobe Metals became a wholly-owned subsidiary of the Issuer. In connection with the Merger, Toolrock received 7,666,028 shares of Common Stock of the Issuer in exchange for all of Toolrock’s capital stock of Latrobe Metals. The exchange of Latrobe Metals capital stock for the Common Stock of the Issuer was determined using the average of the closing price of the Issuer’s Common Stock reported by the New York Stock Exchange for the ten trading days ending on the fourth business day prior to the Closing Date, which was $53.46. Shortly after the Merger, Toolrock distributed the 7,666,028 shares of the Issuer’s Common Stock (the “Distribution”), of which 1,163,148 shares are held in escrow pursuant to the terms of the Merger Agreement to secure Latrobe Metals’ indemnification obligations and to account for pension funding issues of Latrobe Metals, to its members, including HHEP-Latrobe. The Reporting Persons owned no shares of the Issuer’s Common Stock prior to the Merger and Distribution. This description of the Merger is qualified in its entirety by reference to the complete text of the related Agreement and Plan of Merger, dated as of June 20, 2011, by and among Latrobe Metals, the Issuer, Hawke Acquisition Corp., and HHEP-Latrobe and Watermill-Toolrock Partners, L.P., as representatives of certain of the stockholders of Latrobe Metals, and any amendments thereto (the “Merger Agreement”), which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

Item 4.	Purpose of Transaction.

HHEP-Latrobe acquired the Issuer’s shares of Common Stock for investment purposes. Depending on market conditions, the prospects and financial condition of the Issuer and other factors, HHEP-Latrobe may acquire or dispose of shares of the Issuer’s Common Stock. Mr. Hicks, Latrobe GP, Latrobe LP and HEP Partners each have the power, in accordance with the applicable entities’ organizational documents and, in the case of HEP Partners, the applicable investment management agreement, to distribute on a pro rata basis the shares of the Issuer’s Common Stock held by HHEP-Latrobe to the partners of HHEP-Latrobe, and each may exercise such power at any time. Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer’s to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The beneficial ownership percentages set forth below in each case are based on the total number of outstanding shares of Common Stock as reported by the Issuer to the Reporting Persons. The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

Thomas O. Hicks. Mr. Hicks, as the sole member of Latrobe GP, which is the sole general partner of Latrobe LP, which is the sole general partner of HHEP-Latrobe, may be deemed to beneficially own 3,516,647 shares, or 6.8%, of the Issuer’s Common Stock. Furthermore, as the manager of HEP Partners, which is the investment manager of HHEP-Latrobe, Mr. Hicks may be deemed to beneficially own the same shares of the Issuer’s Common Stock. Mr. Hicks has shared power with Latrobe GP, Latrobe LP, HEP Partners and HHEP-Latrobe to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares that may be deemed to be beneficially owned by him. Mr. Hicks disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that Mr. Hicks is the beneficial owner of the securities for purposes of Section 13 or Section 16 of the Exchange Act, or for any other purpose. 527,038 of the 3,516,647 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations and to account for certain pension funding issues.

In connection with the Merger, Mr. Hicks was appointed as a director of the Issuer.

Latrobe GP. Latrobe GP, as the sole general partner of Latrobe LP, which is the sole general partner of HHEP-Latrobe, may be deemed to beneficially own 3,516,647 shares, or 6.8%, of the Issuer’s Common Stock. Latrobe GP has shared power with Mr. Hicks, Latrobe LP, HEP Partners and HHEP-Latrobe to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it. 527,038 of the 3,516,647 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations and to account for certain pension funding issues.

Latrobe LP. Latrobe LP, as the sole general partner of HHEP-Latrobe, may be deemed to beneficially own 3,516,647 shares, or 6.8%, of the Issuer’s Common Stock. Latrobe LP has shared power with Mr. Hicks, Latrobe GP, HEP Partners and HHEP-Latrobe to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it. 527,038 of the 3,516,647 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations and to account for certain pension funding issues.

HEP Partners. HEP Partners has been authorized by Latrobe LP, the sole general partner of HHEP-Latrobe, to manage, operate and control the investment and trading activities of HHEP-Latrobe, subject to Latrobe LP’s supervision, as investment manager. HEP Partners has shared power with Mr. Hicks, Latrobe GP, Latrobe LP and HHEP-Latrobe to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it. 527,038 of the 3,516,647 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations and to account for certain pension funding issues.

HHEP-Latrobe. HHEP-Latrobe directly owns 3,516,647 shares, or 6.8%, of the Issuer’s Common Stock. These shares of Common Stock were issued in the Merger in exchange for shares of Latrobe Metals capital stock that Toolrock held immediately prior to the Merger, which Toolrock distributed to the members of Toolrock, including HHEP-Latrobe, shortly after the Merger. HHEP-Latrobe has shared power with Mr. Hicks, Latrobe GP, Latrobe LP and HEP Partners to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by it. 527,038 of the 3,516,647 shares are being held in escrow pursuant to the terms of the Merger Agreement to secure certain indemnification obligations and to account for certain pension funding issues.

Other than as described above, no transactions in the Issuer’s Common Stock have been effected during the past 60 days by any of the Reporting Persons.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by, this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Stockholders Agreement

In connection with the Merger, the Issuer and certain stockholders (the “Investors”), including HHEP-Latrobe, entered into a stockholders agreement, dated February 29, 2012 (the “Stockholders Agreement”). The Stockholders Agreement provides for HHEP-Latrobe to appoint a member to the Issuer’s board of directors (the “Board”) to serve from the consummation of the Merger until the Issuer’s 2014 annual meeting of stockholders. HHEP-Latrobe designated Thomas O. Hicks to serve on the Board. The Investors have also agreed pursuant to the Stockholders Agreement (i) that during the time that such Investors may appoint certain designees to the Board (or shorter in the event such designees resign from the Board) they will vote the shares of the Issuer’s Common Stock in favor of the Issuer’s nominees for directors and not contrary to the recommendations of the Board on other matters, and (ii) for a period of five years following the consummation of the Merger they will not acquire any additional shares of the Issuer’s Common Stock or, with limited exceptions, sell their shares of the Issuer’s Common Stock where the result of such sale would be for a third party to own more than 5% of the Issuer’s outstanding Common Stock.

Registration Rights Agreement

In addition to the Stockholders Agreement, the Issuer and the Investors entered into a registration rights agreement, dated February 29, 2012 (the “Registration Rights Agreement”). The Registration Rights Agreement requires the Issuer to register Common Stock owned by the Investors and their affiliates with the Securities and Exchange Commission for resale to third parties. The Registration Rights Agreement requires that the Issuer file a shelf registration statement within three months after the Closing Date and permit the Investors and their affiliates to participate in limited circumstances in Issuer offerings of securities occurring three months after the Closing Date.

The foregoing summaries of the Stockholders Agreement and Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Stockholders Agreement and the Registration Rights Agreement, copies of which are filed as Exhibits 5 and 6, respectively, to this Schedule 13D and incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Agreement and Plan of Merger, dated as of June 20, 2011, by and among Carpenter Technology Corporation, Hawke Acquisition Corp., HHEP-Latrobe, L.P., and Watermill-Toolrock Partners, L.P. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on June 21, 2011).

Exhibit 3:	Amendment to Agreement and Plan of Merger, dated as of January 13, 2012, by and among Carpenter Technology Corporation, Hawke Acquisition Corp., HHEP-Latrobe, L.P., and Watermill-Toolrock Partners, L.P. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on January 18, 2012).

Exhibit 4:	Amendment to Agreement and Plan of Merger, dated as of February 29, 2012, by and among Carpenter Technology Corporation, Hawke Acquisition Corp., Latrobe Specialty Metals, Inc., HHEP-Latrobe, L.P., and Watermill-Toolrock Partners, L.P. (Incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on March 1, 2012).

Exhibit 5:	Stockholders Agreement by and among Carpenter Technology Corporation, Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P., Watermill-Toolrock Enterprises, LLC and HHEP-Latrobe, L.P. dated February 29, 2012 (Incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on March 1, 2012).

Exhibit 6:	Registration Rights Agreement by and among Carpenter Technology Corporation, Watermill-Toolrock Partners, L.P., Watermill-Toolrock Partners II, L.P., Watermill-Toolrock Enterprises, LLC and HHEP-Latrobe, L.P. dated February 29, 2012 (Incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K (File No. 001-05828), filed with the Securities and Exchange Commission on March 1, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 16th day of March, 2012.

/s/ Thomas O. Hicks
Thomas O. Hicks

HHEP-LATROBE GP, L.L.C.

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Sole Member

HHEP-LATROBE GP, L.P.

By:	HHEP-Latrobe GP, L.L.C.
Its:	General Partner

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Sole Member

HEP PARTNERS LLC

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Manager

HHEP-LATROBE, L.P.

By: HHEP-Latrobe GP, L.P.
Its: General Partner

By:	HHEP-Latrobe GP, L.L.C.
Its:	General Partner

By:	/s/Thomas O. Hicks
Thomas O. Hicks
Sole Member

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, filed on March 16, 2012, is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: March 16, 2012

/s/ Thomas O. Hicks
Thomas O. Hicks

HHEP-LATROBE GP, L.L.C.

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Sole Member

HHEP-LATROBE GP, L.P.

By:	HHEP-Latrobe GP, L.L.C.
Its:	General Partner

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Sole Member

HEP PARTNERS LLC

By:	/s/ Thomas O. Hicks
Thomas O. Hicks
Manager

HHEP-LATROBE, L.P.

By: HHEP-Latrobe GP, L.P.
Its: General Partner

By:	HHEP-Latrobe GP, L.L.C.
Its:	General Partner

By:	/s/Thomas O. Hicks
Thomas O. Hicks
Sole Member